SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549
                                    FORM 10-K

   (Mark one)
     [X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

               For the fiscal year ended January 28, 1995

                                      OR

     [  ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
          THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from     to      Commission file number 0-15991

                          INTELLIGENT ELECTRONICS, INC.
             (Exact name of registrant as specified in its charter)

           Pennsylvania                                 23-2208404
       (State or other jurisdiction                    (IRS Employer
     of incorporation or organization)              Identification No.)

                    411 Eagleview Boulevard, Exton, PA  19341
          (Address of principal executive offices, including zip code)
                                  (610)458-5500
              (Registrant's telephone number, including area code)

           Securities registered pursuant to Section 12(b) of the Act:
                                      None
           Securities registered pursuant to Section 12(g) of the Act:
                          Common Stock, $.01 Par Value
                                [Title of Class]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to
such filing requirements for the past 90 days.   Yes _X_   No ___

The aggregate market value of the voting stock held by non-affiliates of the registrant as of March 31, 1995:

                   Common Stock, $.01 Par Value - $250,780,000

The number of shares outstanding of the issuer's common stock as of March 31, 1995:

                    Common Stock, $.01 Par Value - 31,206,049

                       Documents Incorporated by Reference

Portions of the Registrant's Proxy Statement for the Annual Shareholders' Meeting to be held on or about June 8, 1995, are incorporated by reference into Items 10, 11, 12 and 13 (Part III) of this Report. Such Proxy Statement, except for the parts therein which have been specifically incorporated by reference, shall not be deemed "filed" for the purposes of this report on Form 10-K.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any
amendment to this Form 10-K. [   ]

                                   PART I

                             Item 1.  BUSINESS

Introduction

          Intelligent Electronics, Inc. (the "Company") provides information technology products, services and solutions to network integrators (the "Network"), and to large and small corporate customers, educational institutions and governmental agencies. The Company was founded in 1982 and is a Pennsylvania corporation. In March 1984, the Company commenced the wholesale distribution of microcomputers. As a leading supplier of premium brand technology products in the United States, the Company provides business solutions through innovative product management, sales demand generation programs and logistics services. As of January 28, 1995, the Network comprised more than 2,500 locations.

          The Company's principal executive offices are located at 411 Eagleview Boulevard, Exton, Pennsylvania, 19341, telephone (610)458-5500. As used herein and unless otherwise required by the context, the "Company" shall mean Intelligent Electronics, Inc. and its wholly-owned subsidiaries.

General

          The Company's revenues are derived principally from the distribution of microcomputer systems, workstations, networking and telecommunications equipment and software. In addition, in December 1994, the Company acquired certain assets of branch locations in five major-metropolitan cities from The Future Now, Inc. ("FNOW") to solidify its position in strategic corporate markets. These locations include Boston, New York City, Los Angeles, San Francisco and Baltimore/Washington, D.C. The Company currently owns approximately 31.1% of the outstanding common stock of FNOW. On March 6, 1995, the Company signed a letter of intent to acquire all the remaining shares of FNOW, in a stock-for-stock merger transaction. Based on the exchange ratio set forth in the letter of intent, FNOW shareholders will receive .6588 shares of the Company's common stock in exchange for each share of FNOW. The transaction is subject to the completion of due diligence, the execution of a definitive agreement and other customary conditions and approvals, including approval by FNOW's shareholders. Assuming the completion of the FNOW merger, the FNOW acquisitions are intended to create a financially strong sales and service organization offering a range of sophisticated customer support and consulting services.

          The Company provides distribution of microcomputers and related equipment to its customers through a business-to-business approach. Additionally, the Company provides product selection, technical support, cost-efficient marketing programs and promotions, configuration and marketing opportunities. The Company believes that it purchases the majority of the products distributed at the lowest published prices available and believes that its financial strength and purchasing power give it better access to constrained product lines. The Company consequently passes on to its customers a portion of the discount which it receives from vendors. This pricing, together with the Company's service offerings and ready access to expansive product inventories, generally enables its customers to purchase products from the Company at better terms than they could obtain directly from vendors and to effectively compete in the marketplace.

          The Company sells products and provides certain services to its Network members, who are charged varying fees based on different levels of services which they select. The Company believes that its product pricing and its "services-for-fees" approach enhance the competitiveness of its Network and provide for an efficient allocation of support. In addition, the Company provides and is continuing to develop programs to enhance the competitiveness of its Network, such as marketing assistance, programs designed to enhance channel sales, product promotion, pre-shipment configuration, technical support and new product evaluation. Programs designed for specific members of the Network include a nationwide advanced systems program operated under the name "Intelligent Systems Group", which targets end-users with a regional or national presence and focuses primarily on high-end or technically advanced products, the ISG National Service Network, which assists members of the Network in servicing multi-location, regional or national accounts, the Minority Technical Alliance, which assists certain Network members in obtaining business from end-users seeking to purchase from minority-owned businesses and the Business Technology Centers program, which assists Network members in positioning themselves in the small business market.

          The Company also offers financing programs, under which, for a fee, it extends up to thirty days credit to qualified end-users and certain Network members who purchase selected products. Under one such program, the Company, in partnership with Network members, provides products and extends credit directly to end-users who have been approved both by the Company and the Network member. This program frees up the existing credit line of the Network member. Also, certain members of the Network are receiving credit in order to facilitate their ability to purchase certain products from the Company and to allow the Company to compete with competitors who offer such credit terms. As these programs become more established and marketed, it is anticipated that they will facilitate incremental sales and profits, contribute gross margin, increase selling, general and administrative expenses, and increase accounts receivable. The Company may outsource some of the above financing programs which could slow the growth or reduce the level of accounts receivable.

          The Company is currently upgrading its management information systems, as part of a project called IE 2000, including its financial accounting system, warehouse management systems, order-entry and purchasing systems and on-line customer access system. IE 2000 is designed to transform the Company to a process-driven model in order to facilitate continued growth and provide greater operating efficiencies. The Company's primary operations are Demand Generation (manages the Company's relationships with customers and vendors) and Demand Fulfillment (manages the delivery of products). The upgrading of the Company's processes and systems is expected to be completed by the end of fiscal 1996 and to cost approximately $40 million, including costs of approximately $8 million through January 28, 1995.

Network Structure

          Franchise Agreements. Certain of the relationships between the Company and its Network are governed by franchise agreements. The first franchise agreement was signed in August 1984, and provided for the operation of a business center pursuant to a system developed by the Company under the tradename Todays Computers Business Centers ("TCBC"). At October 31, 1988, there were 175 centers in operation under the TCBC name. In December 1988, the Company acquired Entre Computer Centers, Inc. ("Entre"), which consisted of 180 franchised customers and company-owned centers. In August 1989, the Company acquired Connecting Point of America, Inc. ("CPA") which consisted of a network of 246 franchised customers.

          The franchise agreements provide for the operation of a business center and the sale of microcomputer systems and related products and services as well as other advanced technology products under the Company's proprietary trademarks "Todays Computers Business Centers" and "TCBC," or "Entre Computer Centers" or "Connecting Point of America". These agreements generally have an initial term of 10 years which may be renewed for an additional 10 years and provide that the franchisee will have the right to operate a franchise at a specific location. The franchisees generally sell products approved for sale which may be purchased from the Company. Some franchisees have agreed to purchase certain manufacturers' products only from the Company. The Company may terminate the franchise agreement, subject to termination requirements under state franchise laws, either upon the occurrence of certain specified events or upon 30 days' notice of certain defaults by the franchisee. Certain franchisees may terminate the agreement with or without cause, at any time upon 60 days' prior written notice to the Company. Franchisees operating under TCBC or Entre marks are subject to certain restrictions against competition following termination.

          The Company also sells products to various members of the Network who do not sign franchise agreements and, therefore, are not entitled to conduct business under any of the Company's trademarks but are permitted to purchase certain products from the Company at competitive prices and terms.

          In addition, members of the Network can participate in various supplemental programs offered by the Company and obtain the right to use other proprietary service marks of the Company including "Intelligent Systems Group" or "ISG," "Business Technology Centers" or "BTC," and "Minority Technical Alliance" or "MTA."

          During the fiscal years ended January 28, 1995, January 29, 1994 and January 30, 1993, FNOW accounted for approximately 16%, 16% and 10%, respectively, of the Company's revenues from continuing operations. See Note
4 to the Company's Consolidated Financial Statements for the year ended January 28, 1995. The Company is not dependent for a material part of its business upon any other member of the Network, and the loss of any other Network member would not have a material adverse effect on the Company's financial condition.

Products

          The Company currently markets technology products consisting of microcomputer systems, workstations, networking and telecommunications equipment and software. The Company's product acquisition staff selects products on the basis of overall quality, product image, technological capability, and business applications, as well as the pricing, discount, marketing and rebate programs offered by the manufacturer which enable the Company, and in turn the Network, to benefit from quantity purchasing economies. The Company currently distributes products of approximately 100 vendors, principally COMPAQ Computer Corporation ("COMPAQ"), Hewlett-Packard Company ("Hewlett-Packard"), Apple Computer, Inc. ("Apple"), International Business Machines Corporation ("IBM"), NEC Technologies, Inc., Toshiba America Information Systems, Inc., Microsoft Corporation, Epson America, Inc., Novell, Inc., Digital Equipment Corporation, American Telephone and Telegraph Company and Lotus Development Corporation.

          In the past, certain vendors of the Company required resellers to purchase products from only one source. These vendors have changed their policy, allowing "open sourcing," which permits resellers to purchase products from more than one source. As a result of open sourcing, competitive pricing pressures throughout the industry have intensified and customer loyalty has been reduced. In response to open sourcing and to enhance other services, the Company has broadened the selection of computer technology products stocked in its central warehouses. Products which the Company added to its existing assortment include advanced technology central processing units, an expanded offering of peripheral devices and certain software. Inventory levels increased in support of this enhanced product offering and higher sales volume. These lines typically require expanded inventory levels and a longer sell through cycle.

         The Company's agreements with its major vendors permit it to purchase products from them for sale to Network members which are directly authorized by such vendors to sell products. In some cases, specific products from the major vendors may be sold to Network members which do not have specific authorization from the vendors. The vendor agreements are subject to termination by the vendors without cause on varying notice periods, and are subject to periodic renewals or re-authorization by the vendors. The termination or non-renewal of an agreement with a major vendor could have a material adverse effect on the Company.

          Under the agreements with the vendors, products may be returned to vendors at restocking fees ranging up to 5%. The agreements generally provide for price adjustments for specified periods which protect the Company in the event of price reductions by the vendor. The Company administers certain vendors' price adjustment programs for the benefit of the Network.
In 1994, the Company instituted a policy allowing members of the Network to return certain manufacturers' products, without a restocking fee, within fifteen days of purchase. After fifteen days, the Company charges restocking fees ranging up to 10%. In addition, the Company has favorable volume purchase agreements with major industry distributors, under which members of the Network may purchase items not supplied by the Company directly from the distributors at advantageous prices and terms.

          Products from certain of these manufacturers comprised the following percentages of the Company's revenues during the years ended January 28, 1995, January 29, 1994 and January 30, 1993:

                                                                               Year ended
                                                    -----------------------------------------------------
                                                     January 28,          January 29,         January 30,
                                                        1995                 1994                1993
                                                    -------------        -------------       ------------
          IBM                                           15%                  15%                 18%
          COMPAQ                                        25%                  25%                 18%
          Apple                                         12%                  18%                 22%
          Hewlett-Packard                               24%                  22%                 20%


Competition

          Competition in the microcomputer products market is intense, principally in the areas of price, breadth of product line, product availability and technical support and service. The Company and its Network compete with computer aggregators, distributors and retailers in the sale of its products. Additionally, several manufacturers have expanded their channels of distribution, pricing and product positioning and compete with the Company and its Network. The Company believes that the pricing and product availability offered to it by its vendors are at least as favorable as are offered to its competitors, which enables the Company and the Network to compete favorably with their competitors in terms of pricing and product availability. In addition, the Company develops customized value-add programs for its Network, including programs to develop channel markets, such as the market for advanced technology products, or to target certain end-users seeking to purchase products from minority-owned businesses, which enhance the competitiveness of the Network. The Company also provides technical support and service programs which it believes contribute favorably to the competitiveness of the Network.

          The Company is also subject to competition from other aggregators in recruiting and retaining Network members, as well as competition from distributors in its efforts to sell products to the Network. The Company believes that its pricing and value-add programs and services allow it to compete effectively. Certain competitors may have greater financial resources than the Company.

Trademarks and Service Marks

          The service marks "Todays Computers Business Centers," "TCBC," "Entre," "Entre Computer Center," "Connecting Point, "Intelligent Systems Group," "ISG," "BTC Business Technology Center," "Minority Business Alliance" and the design of the Entre Computer Center logo are in use and (except for the logo) are currently registered or are in the process of registration in the United States Patent and Trademark Office by the Company. Although the marks are not otherwise registered with any states, the Company claims common law rights to the marks based on adoption and use. To the Company's knowledge, there are no pending interference, opposition or cancellation proceedings, or litigation, threatened or claimed, with respect to the marks in any jurisdiction. The Company holds no patents. Management believes that the Company's marks are valuable; however, the loss of use of any of the marks would not have a material adverse effect on the Company's business.

Government Regulation

          The Company is subject to Federal Trade Commission regulations governing disclosure requirements in the sale of franchises. The Company is also subject to a substantial number of United States and state laws regulating franchise operations. For the most part, such laws impose registration and disclosure requirements on the Company in the offer and sale of franchises and also regulate related advertisements. In certain states, there are substantive laws or regulations affecting the relationship between the Company and the franchisees, especially in the area of termination of the franchise agreement. The Company believes it is currently and has been in the past in substantial compliance with all such regulations.

Executive Officers of the Company

          The executive officers of the Company are as follows:

          Name                                     Age                 Position
          Richard D. Sanford                        51                  Chairman of the Board and Chief Executive Officer

          Gregory A. Pratt                          46                  President and Chief Operating Officer

          Robert P. May                             45                  Senior Vice President

          Mark R. Briggs                            38                  Senior Vice President

          Timothy D. Cook                           34                  Senior Vice President

          Edward A. Meltzer                         46                  Vice President and Chief Financial Officer

          Stephanie D. Cohen                        33                  Vice President, Secretary and Treasurer


          Richard D. Sanford has been the Company's Chairman and Chief Executive Officer since he founded the Company in May 1982.

          Gregory A. Pratt joined the Company in March 1992 as Executive Vice President and was appointed President and Chief Operating Officer of the Company shortly thereafter. Prior to joining the Company, Mr. Pratt served as President of Atari Computer Corporation and Vice President of Finance and Chief Financial Officer of Atari Corporation. He also served on the Board of Directors of Atari Corporation and was a member of the Board's Executive Committee.

          Robert P. May joined the Company in November 1993 as Senior Vice President. Prior to joining the Company, Mr. May was a Senior Vice President of Federal Express Corporation and was President of Federal Express' Business Logistics Services Division. In his 20-year career with Federal Express, Mr. May served in a number of executive operations and corporate management positions.

          Mark R. Briggs joined the Company as Vice President and Chief Financial Officer in March 1990 and became Vice President and Chief Operating Officer, Franchise Division (now Demand Generation) in December 1991. In February 1994, Mr. Briggs was elected Senior Vice President of the Company and Chief Executive Officer of Demand Generation. Prior to joining the Company, Mr. Briggs held various positions with Ingram-Micro D, Inc. (a distributor of microcomputer products), including Senior Vice President and Chief Financial Officer.

          Timothy D. Cook joined the Company as Senior Vice President - Fulfillment in October 1994. Prior to joining the Company, Mr. Cook held various positions at IBM since 1983, including Director of Brand Management and Site Services, and Director of North American Fulfillment for the IBM PC Company.

          Edward A. Meltzer became Chief Financial Officer in March 1992 and held the position of Treasurer of the Company from January 1989 to May 1993 and Vice President since August 1990. Mr. Meltzer served as Treasurer of Entre from January 1987 until its acquisition by the Company.

          Stephanie D. Cohen was elected Vice President, Secretary and Treasurer in May 1993 and held the position of Vice President, Investor Relations of the Company from March 1991 to May 1993. Ms. Cohen joined the Company in
1987 as Controller, and served as Director, Investor Relations from March
1989 until March 1991.

Employees

          As of January 28, 1995, the Company had 1,162 full-time employees. No employee is represented by a labor union and the Company believes that its employee relations are good.

                               Item 2.  PROPERTY

          The Company currently distributes products from four leased facilities in the United States. One distribution center is located in approximately 488,000 square feet of leased warehouse space in Memphis, Tennessee, under a lease which expires in February 2005. The remaining distribution centers are located in the Denver, Colorado area which total approximately 456,000 square feet of space under leases expiring no later than December 1995.

          The Company leases approximately 31,000 square feet in Exton, Pennsylvania, primarily for its principal executive offices, the occupancy of which commenced in May 1989, for a term expiring in June 1997 and approximately 122,000 square feet in the Denver, Colorado area, primarily for its Demand Generation offices, under a lease expiring in December 2001. In addition, the Company leases facilities for its branch locations in five major metropolitan cities in the United States. The Company believes that its facilities are adequate for its present needs.

                          Item 3.  LEGAL PROCEEDINGS

          In December 1994, several purported class action lawsuits were filed in the United States District Court for the Eastern District of Pennsylvania (Civil Action Nos. 94-3753, 94-CV-7410, 94-CV-7388, and 94-CV-7405) against the Company and certain directors and officers; these lawsuits have been consolidated with a class action lawsuit filed several years ago against the Company, certain directors and officers, and the Company's auditors (who are not named in the most recent complaint) in the United States District Court for the Eastern District of Pennsylvania (Civil Action No. 92-CV-1905). A purported derivative lawsuit was also filed in December 1994 in the Court of Common Pleas of Philadelphia County (No. 803) against the Company and certain of its directors and officers. These lawsuits allege violations of certain disclosure and related provisions of the federal securities laws and breach of fiduciary duties, including allegations relating to the Company's practices regarding vendor marketing funds, and seek damages in unspecified amounts as well as other monetary and equitable relief. In addition, the Company has been contacted by the Philadelphia office of the Securities and Exchange Commission regarding a preliminary, informal inquiry. The Company believes that all such allegations and lawsuits are without merit and intends to defend against them vigorously. While management of the Company, based on its investigation of these matters and consultations with counsel, believes resolution of these matters will not have a material adverse effect on the Company's financial position, the ultimate outcome of these matters cannot presently be determined.

         In addition, the Company is involved in various litigation and arbitration matters in the ordinary course of business. The Company believes that it has meritorious defenses in and is vigorously defending against all such matters.

         During fiscal 1994, based in part on the advice of legal counsel, the Company established a reserve of $9 million in respect of all litigation and arbitration matters. Although the aggregate amount of the claims may exceed the amount of the reserve, management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations in any subsequent period.

           Item 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

           None.

                                    PART II

              Item 5.  MARKET FOR REGISTRANT'S COMMON EQUITY
                       AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded over-the-counter in the Nasdaq National Market (symbol INEL). As of March 31, 1995, there were 865 shareholders of record.

Set forth below is the range of the high and low sale prices for the Company's common stock as reported by Nasdaq during each fiscal quarter within the two most recent fiscal years:

           Quarter ended         High        Low
         ----------------     --------    --------
          January 28, 1995     $ 17        $  7 1/2
          October 29, 1994     $ 18 1/8    $ 13 7/8
          July 30, 1994        $ 23 1/4    $ 13 5/8
          April 30, 1994       $ 27 3/8    $ 18 1/2
          January 29, 1994     $ 28        $ 21 1/8
          October 30, 1993     $ 24 3/8    $ 15
          July 31, 1993        $ 16 1/4    $ 12 1/4
          May 1, 1993          $ 15 3/8    $ 12

The Company instituted a quarterly dividend of $0.08 per share in the second quarter of fiscal 1993. On June 1, 1993, the Company paid a one-time special cash dividend of $2.00 per share. In the second quarter of fiscal 1994, the quarterly dividend was increased to $0.10 per share.

                        Item 6.  SELECTED FINANCIAL DATA

STATEMENT OF OPERATIONS DATA (1) (in thousands, except per share data)
                                                                                Transition
                                                                                  period
                                                    Year ended                    ended              Year ended
                                     January 28,    January 29,   January 30,   February 1,          October 31,
                                        1995           1994          1993          1992         1991          1990
                                     -----------    -----------   -----------   -----------  -----------   -----------
Revenues                             $ 3,208,083    $ 2,646,102   $ 2,016,686   $ 515,974    $ 1,753,574   $ 1,458,541
Income from continuing operations          8,060         41,117        22,134       9,625         38,529        29,250
Earnings per common share
 from continuing operations               $ 0.23         $ 1.13        $ 0.58      $ 0.25         $ 1.12        $ 1.04
Cash dividends declared per
 share of common stock                    $ 0.38         $ 2.24            --          --             --            --

BALANCE SHEET DATA

                             January 28,   January 29,   January 30,   February 1,          October 31,
                                1995          1994          1993          1992           1991         1990
                             ----------    ----------    ----------    ----------     ---------     ---------
Total assets                 $ 670,774     $ 577,011     $ 630,332     $ 670,415      $ 706,515     $ 442,043
Long-term debt                      --            --            97        29,690         29,756        29,496
Total shareholders' equity     167,484       218,850       280,527       289,279        274,477       119,552


(1) See Note 3 to Consolidated Financial Statements for the fiscal year ended January 28, 1995 for information regarding the acquisition of BizMart, Inc. on June 19, 1991 and its sale on March 4, 1993, resulting in BizMart's results of operations being classified as a discontinued operation.


              Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Continuing Operations

Fiscal 1994 Compared to Fiscal 1993
- - - -----------------------------------
Revenues for the year ended January 28, 1995 ("fiscal 1994") were $3.2 billion compared to $2.6 billion for the year ended January 29, 1994 ("fiscal 1993"), representing an increase of 21%. The addition of new network integrators and continued demand from existing network integrators for premium brand name and advanced technology products were primarily responsible for the increase in revenues. However, the Company believes that operating inefficiencies caused by systems stresses and outages, discussed below, during the last half of fiscal 1994 caused a loss of potential sales.

Gross profit as a percentage of revenues decreased to 4.1% for fiscal 1994 compared to 4.4% for fiscal 1993. The decrease in gross margin percent is primarily attributable to intensified competitive pricing pressures as certain manufacturers expanded their distribution channels and the impact of management information systems stresses and outages, offset in part by the higher volume of revenues generated from higher margin advanced technology products and taking advantage of purchasing and early payment discount opportunities. The systems-related stresses and outages were caused by the cumulative effect of operating out of multiple warehouses, the addition of new vendors and SKU's and the expansion of on-line services to the Company's network integrators. This resulted in reduced customer service levels and unfavorably impacted gross margins as the Company reduced prices to customers, incurred inventory losses and incurred additional freight costs to expedite shipments. Although the Company does not expect the inventory-related losses to recur, it believes that the other factors adversely impacting gross margins are likely to continue for the foreseeable future.

Selling, general and administrative expenses increased to $96.2 million (3.0% of revenues) for fiscal 1994 from $52.5 million (2.0% of revenues) for fiscal 1993. The increase was primarily due to costs to service the higher volume of revenues and to support new programs, vendors and SKU's; systems stresses and outages and related inefficiencies; a $9 million reserve for litigation and arbitration matters; and approximately $9 million of costs incurred in connection with the elimination of certain peripheral ventures noted below and the implementation of IE 2000, including costs associated with personnel reductions, closing and consolidating facilities, relocating personnel and consultant fees. IE 2000 is a project designed to transform the Company to a process-driven model. The Company expects future annualized cost savings of approximately $10 million as a result of IE 2000 together with the elimination of certain peripheral ventures. The Company expects costs associated with the transformation project and operating inefficiencies to continue through the middle of fiscal 1995.

During fiscal 1994, the Company closed its cable television programming operation, discontinued its direct fulfillment agreement with a third-party and sold substantially all of its wireless telecommunications operation. In fiscal 1994 and fiscal 1993, revenues from these eliminated peripheral ventures were less than 1% of consolidated revenues and operating losses were $4.3 million and $1.3 million, respectively. These eliminations were substantially completed in the fourth quarter of fiscal 1994.

Investment and other income decreased from fiscal 1993 to fiscal 1994 primarily due to less investable cash as a result of the use of the Company's available cash for payment of common stock dividends and repurchases of its common stock. Interest expense increased as the Company used its available inventory financing arrangements to finance inventory purchases.

During fiscal 1994, The Future Now, Inc. ("FNOW") announced the implementation of a company-wide restructuring, which included the closing and consolidation of duplicate facilities. For fiscal 1994, the Company recognized an after-tax loss of $13 million as its equity in FNOW's net loss compared to after-tax income of $1.7 million for fiscal 1993 (See Note 4 to the consolidated financial statements).

The Company's effective tax rate increased to 39.7% for fiscal 1994 compared to 38.2% for fiscal 1993. The impact of non-deductible goodwill amortization on lower pre-tax earnings, partially offset by a reduction in the Company's effective state tax rate, was primarily responsible for this increase.

The Company does not expect significant revenue growth in fiscal 1995 as it continues to concentrate on increasing product margins and upgrading systems. Gross profit and selling, general and administrative expenses are expected to increase both in amount and as a percentage of revenues if the Company's proposed acquisition of FNOW is completed (See Note 4).

Fiscal 1993 Compared to Fiscal 1992
- - - -----------------------------------
Revenues increased 31% to $2.6 billion in fiscal 1993 from $2 billion for the year ended January 30, 1993 ("fiscal 1992"). The increase was due primarily to the addition of new network members and increased revenues from existing members led by continued strong demand for premium computers and peripherals, despite the inability of certain manufacturers to supply certain products, offset in part by the sale of the Company Center Division ("CCD") in May and July 1992 (See Note 4).

Gross profit as a percentage of revenues for fiscal 1993 was 4.4% compared to 5.1% for fiscal 1992. This decline was primarily attributable to the sale of CCD which realized higher gross margins than the Company realizes on wholesale revenues and continued competitive pressures throughout the microcomputer industry. The Company reported fourth quarter gross margin percent of 4.6% as gross margin percent increased throughout fiscal 1993 as a result of taking advantage of purchasing opportunities and the introduction of new services and programs.

Selling, general and administrative expenses decreased and as a percentage of revenues declined from 2.6% in fiscal 1992 to 2.0% in fiscal 1993. The elimination of costs related to CCD (which had proportionately higher operating costs than those associated with wholesale operations) in July 1992 accounted for most of the reduction, offset by cost increases to service the larger network, higher volume of revenues and new programs. These increases were at a lower rate than the growth in revenues causing the decline in selling, general and administrative expenses as a percentage of revenues.

Amortization of intangibles decreased in fiscal 1993 compared to fiscal 1992 due to the elimination of goodwill included in CCD's net assets sold to FNOW.

Investment and other income was $5.1 million in fiscal 1993 compared to $0.5 million in fiscal 1992. This increase was due primarily to income earned on investing the proceeds from the sale of BizMart. Interest expense decreased primarily as a result of the early repayment of the Subordinated Notes in January and February 1993 and the reduced use of inventory financing.

The Company's equity interest in earnings of its affiliate increased to $1.7 million from $0.7 million. This increase was due to the inclusion of the Company's equity in FNOW's earnings for a full year and increased earnings by FNOW in fiscal 1993.

The effective tax rate for fiscal 1993 was 38.2% compared to 44.1% in fiscal 1992. Higher pre-tax earnings and tax-exempt investment income in fiscal 1993 and the impact of the incremental tax charge related to the sale of CCD in fiscal 1992, offset by a rise in the Company's effective state tax rate, were primarily responsible for the decrease.

Income from continuing operations for fiscal 1993 was $41.1 million compared to $22.1 million for fiscal 1992 due to the factors described above.

Results of Discontinued Operation and Sale of BizMart

As discussed more fully in Note 3 to the consolidated financial statements, on June 19, 1991, the Company acquired BizMart, a national chain of office products supercenters, which operated in a separate industry segment from the Company's other subsidiaries. On March 4, 1993, the Company completed the sale of BizMart to OfficeMax, Inc. Accordingly, results of BizMart's operations are classified as a discontinued operation.

During fiscal 1993, BizMart operations resulted in pre-tax losses totaling $3.5 million compared to pre-tax losses of $27.1 million in fiscal 1992. Contributing to such losses were adjustments to the carrying value of certain assets, including inventory repurchased from franchisees.

Liquidity and Capital Resources

The Company has financed its growth to date from stock offerings, bank and subordinated borrowings, inventory financing and internally generated funds. The principal uses of its cash have been to fund its accounts receivable and inventory, make acquisitions, repurchase common stock and pay cash dividends.

During fiscal 1994, cash generated from operating activities totaled $23.3 million compared to $8.2 million in fiscal 1993. At January 28, 1995, the Company had cash and cash equivalents of $69.0 million ($122.2 million at January 29, 1994) and marketable securities available for sale totaling $8.4 million ($61.1 million at January 29, 1994). Working capital totaled $31.9 million at January 28, 1995 compared to $105.3 million at January 29, 1994. This decrease is primarily a result of common stock repurchases and dividends during the year. New financing programs offered by the Company and its expanded selection and higher levels of inventory have increased working capital requirements. During fiscal 1994, days sales in accounts receivable averaged 4.5 days (1.9 days in fiscal 1993) and inventory turnover averaged
8.4 times (11.8 times in fiscal 1993). The increase in accounts receivable from January 29, 1994 to January 28, 1995 is due primarily to the acquisition of certain branch locations from FNOW and the extension of credit to the Company's network and end-users. The Company expects accounts receivable to increase as the Company continues to extend credit to its network and end-users. The Company may outsource some of its financing programs which could slow the growth or reduce the level of accounts receivable. The Company also has a $170 million financing agreement with a finance company. At January 28, 1995, the Company had $106.8 million available from this facility. On
October 22, 1993, the Company executed a $20 million guarantee to an inventory finance company on behalf of FNOW. This guarantee remained in place at January 28, 1995.

On January 27, 1995, the Board of Directors declared a cash dividend of $0.10 per share to shareholders of record on February 15, 1995, which was paid on March 1, 1995. During fiscal 1994, the Company declared cash dividends totaling $0.38 per share.

The Board of Directors has authorized the repurchase, in open-market transactions, of up to 13.6 million shares of the Company's common stock.
As of January 28, 1995, the Company had repurchased approximately 8.3 million shares at a cost of approximately $105.7 million, of which approximately
4.1 million shares were repurchased at a cost of approximately $48.5 million during fiscal 1994.

The Company's transformation project, IE 2000, is expected to be completed by the end of fiscal 1996 and is estimated to cost approximately $40 million, primarily due to upgrades in its management information systems, including costs of approximately $8 million through January 28, 1995.

Based on the Company's current level of operations and capital expenditure requirements, management believes that the Company's cash and marketable securities, internally generated funds and available financing arrangements and opportunities will be sufficient to meet the Company's cash requirements for the foreseeable future.

Inflation and Seasonality

The Company believes that inflation has not had a material impact on its operations or liquidity to date. The Company's financial performance does not exhibit significant seasonality, although certain computer product lines follow a seasonal pattern with peaks occurring near the end of the calendar year.


               Item 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

          The Consolidated Financial Statements of Intelligent Electronics, Inc. and its subsidiaries, listed in the index appearing under Item 14(a)(1) are filed as part of this annual report on Form 10-K.



                     REPORT OF INDEPENDENT ACCOUNTANTS
                     ---------------------------------

To the Board of Directors and Shareholders
Intelligent Electronics, Inc.


In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) and (2) on page 28 present fairly, in all material respects, the financial position of Intelligent Electronics, Inc. and its subsidiaries at January 28, 1995 and January 29, 1994 and the results of their operations and their cash flows for each of the three years in the period ended January 28, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICE WATERHOUSE LLP

Philadelphia, Pennsylvania
April 12, 1995

                        INTELLIGENT ELECTRONICS, INC. and Subsidiaries
                                Consolidated Balance Sheet
                         (in thousands, except share-related data)

                                                                January 28,              January 29,
                                                                   1995                     1994
                                                               -------------            -------------
                                      Assets
                                      ------
  Current assets:
    Cash and cash equivalents (including repurchase
      agreements of $14,381 in 1994)                           $     69,027              $   122,249
    Marketable securities available for sale                          8,398                   61,130
    Accounts receivable (net of allowance for doubtful
      accounts of $298 in 1995 and $398 in 1994)                     77,890                    9,524
    Inventory                                                       364,606                  251,044
    Prepaid expenses and other current assets                         3,973                    8,872
    Deferred income taxes                                            11,256                    7,840
                                                               ------------              -----------
        Total current assets                                        535,150                  460,659

  Property and equipment, net                                        36,463                   11,371
  Intangible assets, primarily goodwill (net of accumulated
    amortization of $25,882 in 1995 and $21,124 in 1994)             71,693                   71,585
  Investments in affiliates                                          18,692                   30,096
  Other assets                                                        8,776                    3,300
                                                               ------------              -----------
        Total assets                                           $    670,774              $   577,011
                                                               ============              ===========

                                       Liabilities and Shareholders' Equity
                                       ------------------------------------

  Current liabilities:
  Accounts payable                                             $    467,109              $   334,341
  Accrued liabilities                                                36,181                   21,025
                                                               ------------              -----------
        Total current liabilities                                   503,290                  355,366
                                                               ------------              -----------
  Other liabilities                                                      --                    2,795

  Commitments and contingencies (Notes 5, 6, 12 and 13)                  --                       --

  Shareholders' equity:
    Preferred stock $1.00 par value per share:
      Authorized 15,000,000 shares, none
      issued and outstanding                                             --                       --
    Common stock $.01 par value per share:
      Authorized 100,000,000 shares; issued: 39,519,949
      in 1995 and 39,310,439 in 1994                                    395                      393
    Additional paid-in capital                                      221,312                  219,107
    Treasury stock (8,326,200 shares in 1995 and
      4,196,200 shares in 1994)                                    (105,677)                 (57,181)
    Unrealized loss on marketable securities and investments           (304)                      --
    Retained earnings                                                51,758                   56,531
                                                               ------------              -----------
        Total shareholders' equity                                  167,484                  218,850
                                                               ------------              -----------
          Total liabilities and shareholders' equity           $    670,774              $   577,011
                                                               ============              ===========

   See accompanying notes to consolidated financial statements.

                    INTELLIGENT ELECTRONICS, INC. and Subsidiaries
                         Consolidated Statement of Operations
                        (in thousands, except per share data)


                                                               Year ended
                                            ------------------------------------------------
                                            January 28,        January 29,        January 30,
                                               1995               1994               1993
                                            ------------       ------------      ------------
   Revenues                                 $  3,208,083       $  2,646,102      $  2,016,686

   Cost of goods sold                          3,075,342          2,529,242         1,913,393
                                            ------------       ------------      ------------
   Gross profit                                  132,741            116,860           103,293
                                            ------------       ------------      ------------
   Operating expenses:
     Selling, general and
       administrative expenses                    96,193             52,477            53,047
     Amortization of intangibles,
       primarily goodwill                          4,758              4,721             4,921
                                            ------------       ------------      ------------
         Total operating expenses                100,951             57,198            57,968
                                            ------------       ------------      ------------
   Income from operations                         31,790             59,662            45,325

   Other income (expense):
     Investment and other income, net              4,374              5,144               475
     Interest expense                             (1,238)              (901)           (7,420)
                                             ------------       ------------      ------------
   Income from continuing operations before
     provision for income taxes and equity
     in earnings (loss) of affiliate              34,926             63,905            38,380

   Provision for income taxes                     13,853             24,443            16,909
                                            ------------       ------------      ------------
   Income from continuing operations before
     equity in earnings (loss) of affiliate       21,073             39,462            21,471

   Equity in earnings (loss) of affiliate (net
     of tax expense/(benefit) of $(2,497),
     $981 and $365)                              (13,013)             1,655               663
                                            ------------       ------------      ------------
   Income from continuing operations               8,060             41,117            22,134

   Discontinued operation:
     Income (loss) from discontinued operation
       (net of tax benefit of $1,076 and $6,964)      --             (2,468)          (20,160)
     Gain on sale of BizMart (net of tax expense
       of $1,306)                                     --              4,276                --
                                            ------------       ------------      ------------
   Income before extraordinary item                8,060             42,925             1,974

   Extraordinary item:
     Loss on early repayment of subordinated
       debt (net of tax benefit of $1,799)            --                 --            (3,269)
                                            ------------       ------------      ------------
   Net income (loss)                        $      8,060       $     42,925      $     (1,295)
                                            ============       ============      ============

   Earnings (loss) per common share and share equivalents:

       Continuing operations                      $ 0.23            $  1.13            $ 0.58
       Discontinued operation                         --              (0.07)            (0.52)
       Sale of BizMart                                --               0.12                --
       Extraordinary item                             --                 --             (0.09)
                                            ------------       ------------      ------------
         Net income (loss) per share              $ 0.23            $  1.18            $(0.03)
                                            ============       ============      ============
   Weighted average number of common shares
     and share equivalents outstanding:           34,848             36,521             38,204


  See accompanying notes to consolidated financial statements.

                       INTELLIGENT ELECTRONICS, INC. and Subsidiaries
                       Consolidated Statement of Shareholders' Equity
                          (in thousands, except share-related data)


                                                                                Unrealized
                                                                                   loss                          Total
                                                  Additional                   on marketable                     share-
                                        Common      paid-in       Treasury     securities and    Retained       holders'
                                        stock       capital        stock        investments      earnings        equity
                                        ------    -----------   -----------    --------------    --------      ----------
Balance at February 1, 1992             $  366    $   193,307                                    $ 95,606      $  289,279

Issuance of 40,000 shares on
 exercise of warrants                        1           189                                           --             190
Issuance of 328,860 shares on exercise
 of options and related tax benefit          3         3,246                                           --           3,249
Repurchase of 754,400 shares                --            --     $ (10,896)                            --         (10,896)
Net loss                                    --            --            --                         (1,295)         (1,295)
                                        ------   -----------   -----------     --------------    --------      ----------
Balance at January 30, 1993                370       196,742       (10,896)                        94,311         280,527

Issuance of 120,000 shares on
 exercise of warrants                        1           569            --                             --             570
Issuance of 2,229,285 shares on exercise
 of options and related tax benefit         22        21,796            --                             --          21,818
Repurchase of 3,441,800 shares              --            --       (46,285)                            --         (46,285)
Cash dividends ($2.24 per share)            --            --            --                        (80,705)        (80,705)
Net income                                  --            --            --                         42,925          42,925
                                        ------   -----------   -----------     --------------    --------      ----------
Balance at January 29, 1994                393       219,107       (57,181)                        56,531         218,850

Issuance of 209,510 shares on exercise
 of options and related tax benefit          2         2,205            --                             --           2,207
Repurchase of 4,130,000 shares              --            --       (48,496)                            --         (48,496)
Cash dividends ($0.38 per share)            --            --            --                        (12,833)        (12,833)
Unrealized loss on marketable
 securities and investments                 --            --            --     $         (304)         --            (304)
Net income                                  --            --            --                --        8,060           8,060
                                        ------   -----------   -----------     --------------     --------      ----------
Balance at January 28, 1995             $  395   $   221,312     $(105,677)    $         (304)    $ 51,758      $  167,484
                                        ======   ===========   ===========     ==============     ========      ==========


See accompanying notes to consolidated financial statements.

                    INTELLIGENT ELECTRONICS, INC. and Subsidiaries
                          Consolidated Statement of Cash Flows
                                   (in thousands)


                                                                       Year ended
                                                      --------------------------------------------
                                                      January 28,      January 29,      January 30,
                                                          1995             1994             1993
                                                      -----------      -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                                   $     8,060      $    42,925      $    (1,295)
  Adjustments to reconcile net income (loss)
    to net cash provided by (used for)
    operating activities:
  Depreciation and amortization                            10,108            9,279            9,196
  (Provision) benefit for deferred taxes                   (6,206)          (3,071)           1,146
  Provision for losses on trade receivables                   336              375              381
  Provision for write-down of inventory                     1,796            1,541            1,563
  Provision for litigation and arbitration matters          9,000               --               --
  Loss from discontinued operation                             --            2,468           20,160
  Gain on sale of CCD                                          --               --              (43)
  Gain on sale of BizMart                                      --           (4,276)              --
  Equity in (earnings) loss of affiliate                   15,510           (2,636)          (1,028)
  Extraordinary item, loss on early repayment
    of subordinated debt                                       --               --            3,462
  Changes in assets and liabilities excluding
    effects of business acquisitions and sales:
   Accounts receivable                                    (46,027)          (1,489)          (4,057)
   Inventory                                             (110,620)         (57,047)         (32,223)
   Other current assets                                     2,159          (10,895)          (1,454)
   Accounts payable                                       132,964           30,204           42,020
   Accrued liabilities                                      6,224              784           (6,758)
                                                      -----------      -----------      -----------
 Net cash provided by operating activities                 23,304            8,162           31,070
                                                      -----------      -----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of marketable securities                     (31,709)        (154,400)              --
   Sales and maturities of marketable securities           84,164           93,270               --
   Acquisition of property and equipment, net             (28,001)          (7,402)          (4,571)
   Purchase of net assets of franchised centers           (39,101)              --               --
   Proceeds from sale of BizMart                               --          275,236               --
   Proceeds from sale of CCD                                   --               --            2,340
   Repayment of note receivable from affiliate                 --               --           27,850
   Investments in and loans to affiliates                  (2,162)         (10,247)              --
   Other                                                     (762)            (804)            (804)
                                                      -----------      -----------      -----------
 Net cash provided by (used for)
   investing activities                                   (17,571)         195,653           24,815
                                                      -----------      -----------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Repayments of subordinated debt                             --          (17,500)         (12,500)
   Common stock repurchased                               (48,496)         (55,375)          (1,806)
   Cash dividends paid                                    (12,523)         (77,896)              --
   Proceeds from exercise of stock options                  2,207           21,818            3,249
   Proceeds from exercise of warrants                          --              570              190
   Reduction in capital lease obligations                    (143)            (119)            (317)
                                                      -----------      -----------      -----------
 Net cash used for financing activities                   (58,955)        (128,502)         (11,184)
                                                      -----------      -----------      -----------
 Net cash provided by (used for)
   continuing operations                                  (53,222)          75,313           44,701
 Cash used for discontinued operation                          --           (5,562)         (56,693)
                                                      -----------      -----------      -----------
NET INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                     (53,222)          69,751          (11,992)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD          122,249           52,498           64,490
                                                      -----------      -----------      -----------
CASH AND CASH EQUIVALENTS AT END OF PERIOD            $    69,027      $   122,249      $    52,498
                                                      ===========      ===========      ===========

See accompanying notes to consolidated financial statements.

                             INTELLIGENT ELECTRONICS, INC.
                                  and Subsidiaries

                        Notes to Consolidated Financial Statements

                     (Dollars in thousands except share-related data)


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business
- - - --------
Intelligent Electronics, Inc. (the "Company") provides information technology products, services and solutions to its network of more than 2,500 integrators ("Network"), and to large and small corporate customers, educational institutions and governmental agencies. As a leading supplier of premium brand technology products in the United States, the Company provides business solutions to its customers through innovative product management, sales demand generation programs and logistics services. The principal products sold by the Company include microcomputer systems, workstations, networking and telecommunications equipment and software. On March 4, 1993, the Company sold BizMart, Inc. ("BizMart") and accordingly, BizMart is treated as a discontinued operation in the accompanying financial statements (See Note 3). Unless otherwise indicated, amounts and disclosures referred to herein relate to continuing operations.

Principles of Consolidation
- - - ---------------------------
The consolidated financial statements include the accounts of the Company and its subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Definition of Fiscal Year
- - - -------------------------
The fifty-two week periods ended January 28, 1995, January 29, 1994 and January 30, 1993 are referred to herein as "fiscal 1994," "fiscal 1993" and "fiscal 1992," respectively.

Cash, Cash Equivalents and Marketable Securities
- - - ------------------------------------------------
Cash and cash equivalents comprise the Company's cash balances and short-term investments with an initial maturity of less than ninety days and include money-market funds, commercial paper and repurchase agreements. Short-term investments totaled $69,548 and $121,956 at January 28, 1995, and January 29, 1994, respectively. With respect to repurchase agreements, the Company requires specific assignment of securities as collateral for such investments, but does not take possession of the collateral. The carrying amount of cash, short-term investments and marketable securities approximates fair market value due to the short-term maturity of these instruments.

In May 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 ("FAS 115"), Accounting for Certain Investments in Debt and Equity Securities, effective for fiscal years beginning after December 15, 1993. FAS 115 requires certain investments in debt and equity securities be classified into one of three categories: held-to-maturity, available-for-sale, or trading. The Company adopted FAS 115 on January 30, 1994. Adoption of this statement did not have a material effect on the financial position or results of operations of the Company; however, certain amounts in the January 29, 1994 Consolidated Balance Sheet have been reclassified for comparative purposes.

Inventory
- - - ---------
Inventory consists of microcomputers, related peripheral products and software, and is valued at the lower of cost (first-in, first-out) or market.

Property and Equipment
- - - ----------------------
Property and equipment are carried at cost. The cost of additions and improvements is capitalized, while maintenance and repairs are charged to operations when incurred. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets (three to ten years). Leasehold improvements are amortized over the shorter of their useful lives or the remaining lease term. Leases meeting the capitalization requirements
of FAS 13 are capitalized and depreciated over the lease term.   Depreciation
expense totaled $5,351 ($1,154 included in cost of goods sold), $4,558 ($783 included in cost of goods sold) and $3,680 for fiscal 1994, 1993 and 1992, respectively. Accumulated depreciation totaled $14,791 at January 28, 1995 and $14,872 at January 29, 1994.

IE 2000 is a project designed to transform the Company to a process-driven model. Certain costs associated with IE 2000, including purchased software, outside consulting fees for custom software development and related incremental internal costs are being capitalized and will be amortized over the estimated useful life of the software. Approximately $8 million was capitalized pursuant to IE 2000 at January 28, 1995. The project is expected to be completed by the end of fiscal 1996.

Goodwill
- - - --------
Goodwill, resulting from acquisitions accounted for under the purchase method, is amortized using the straight-line method generally over a 20-year period.

Revenue Recognition
- - - -------------------
Revenue is recognized upon shipment of products or performance of services. Revenue from the granting of individual franchises is recognized when all significant obligations have been performed. Revenues and total operating costs related to company-owned centers were $9,897 and $10,197, respectively for fiscal 1994 (See Note 2), and $86,223 and $85,212, respectively, for fiscal 1992 (See Note 4). Funds received from vendors for marketing programs and product rebates are accounted for as revenue, a reduction of selling, general and administrative expenses or product cost according to the nature of the program.

Investment and Other Income
- - - ---------------------------
Investment income includes interest and dividend income and realized gains and losses on marketable securities. Total interest and dividend income was $4,062, $5,241 and $1,086 for fiscal 1994, fiscal 1993 and fiscal 1992, respectively.

Income Taxes
- - - ------------
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("FAS 109"). Pursuant to FAS 109, deferred tax assets and liabilities are recorded for temporary differences which enter into the determination of taxable income in different periods for financial reporting and income tax purposes.

Earnings Per Share
- - - ------------------
Primary earnings per share is computed using the weighted average number of common shares and dilutive common share equivalents outstanding based on the average market price during the period. The amount of dilution is computed by application of the treasury stock method. Fully diluted earnings per share is computed in substantially the same manner, but includes the dilutive effect of all issuable shares, based on the market price at the end of the period, whether or not they are common share equivalents. Treasury stock transactions are recorded on their trade date and reduce weighted average shares outstanding from that date.

(2)  ACQUISITIONS

On December 30, 1994, the Company purchased certain assets of branch locations in five major-metropolitan cities from The Future Now, Inc. ("FNOW"), an equity affiliate, member of the Network and publicly traded company (See Note 4). The aggregate purchase price was approximately $39,101 and was accounted for by the purchase method. The aggregate purchase price was allocated to the assets and liabilities assumed based on their estimated fair market values as follows:

         Accounts receivable          $  23,000
         Inventory                        4,936
         Property and equipment           2,714
         Goodwill                         8,838
         Other assets                        13
         Other current liabilities         (400)
                                      ---------
         Total purchase price         $  39,101
                                      =========

These locations are operated by FNOW under a management agreement. The acquisition of these locations had no material effect on the consolidated results of operations in fiscal 1994.

(3)      DISCONTINUED OPERATION AND SALE OF BIZMART

On June 19, 1991, the Company acquired BizMart, a national chain of office products supercenters, for an aggregate purchase price of $195,796 including transaction costs. BizMart operations included the sale of traditional office products, microcomputers and related equipment. The Company accounted for the acquisition using the purchase method. On March 4, 1993, the Company sold BizMart to OfficeMax, Inc. ("OfficeMax") and received a cash payment totaling $275,236, including the purchase price, as defined, of $269,770 and repayment of other amounts, consisting principally of intercompany advances after November 28, 1992. The aggregate sale proceeds less the carrying value of net assets sold and costs related to the sale resulted in a gain before tax of $5,582. The effective tax rate for the sale of BizMart varies from the effective tax rate for the discontinued operation due to differences between the tax bases of assets sold and their amounts for financial reporting purposes.

Results of BizMart's operations have been reported separately as a discontinued operation in the accompanying Consolidated Statement of Operations. BizMart's operating results excluded from continuing operations are summarized as follows:

                                     Fiscal         Fiscal
                                      1993           1992
                                   ----------    -----------
Net sales                          $   60,193    $   634,962
Costs and expenses                     63,737        662,086
                                   ----------    -----------
Loss before taxes                      (3,544)       (27,124)

Income tax benefit                     (1,076)        (6,964)
                                   ----------    -----------
Loss from discontinued operation   $   (2,468)   $   (20,160)
                                   ==========    ===========

BizMart was included in the consolidated federal and certain state income tax returns of the Company. For financial reporting purposes, income tax expense (benefit) was provided on a separate return basis except that the benefit of net operating losses was measured on a consolidated basis.

(4)  SALE OF COMPANY CENTER DIVISION AND INVESTMENTS IN AFFILIATES

On May 15, 1992, the Company sold certain assets of its Bellevue, WA center to Random Access, Inc. ("RA"), a member of the Network and publicly traded company. The consideration received consisted of $400 cash and 92,500 (as adjusted for a reverse two-for-one stock split on June 28,1993) newly issued unregistered shares representing approximately 1% of RA common stock. The Company accounts for its investment in RA common stock as available-for-sale in accordance with FAS 115, and accordingly, the carrying value is recorded at fair market value with changes in fair value recorded in shareholders' equity. At January 28, 1995, the aggregate market value, based on RA's quoted market price, of the Company's investment in RA was approximately $278.

On July 2, 1992, the Company sold substantially all of the remaining operations of its Company Center Division ("CCD") to FNOW. The consideration received by the Company consisted of 1,638,377 newly issued unregistered shares of FNOW valued at $16,589, or $10.12 per share, repayment of intercompany obligations ($27,850), warrants valued at $263 to purchase 184,498 shares of FNOW common stock at an average exercise price of $10.06 per share, and a cash payment of $1,940.

The aggregate sale proceeds from the above transactions less the carrying value of net assets sold and costs related to the sales resulted in a gain before tax of $43. An incremental tax charge of approximately $1,700, arising from differences between the tax bases of assets sold and their amounts for financial reporting purposes, is included in the Company's provision for income taxes for fiscal 1992.

In March 1993, FNOW completed a public offering which reduced the Company's equity interest in FNOW to 24.3%. In October 1993, the Company purchased an additional 681,447 newly issued unregistered shares of FNOW raising the Company's equity interest to 31.1%. The Company accounts for its investment
in FNOW using the equity method.   At January 28, 1995, the carrying value of
the Company's investment in FNOW was approximately $17,852 and the aggregate market value, based on FNOW's quoted market price, was approximately $10,841, which management views as a temporary decline in value.

Summarized financial information for FNOW is as follows:

                                     Fiscal        Fiscal
                                      1994           1993
                                  ----------    ----------
         Current assets           $  181,377    $  223,850
         Non-current assets           48,000        66,709
         Current liabilities         193,263       132,150
         Non-current liabilities       2,825        80,649
         Revenues                    795,736       701,834
         Gross profit                116,946       113,489
         Net income (loss)           (44,988)        9,303

The Company sells products to FNOW pursuant to a franchise agreement which expires in the year 2000. This agreement may be terminated by FNOW upon 90 days notice and payment of certain amounts. During fiscal 1994, 1993 and 1992, sales to FNOW approximated $506,000, $427,000 and $212,000, respectively, representing approximately 16%, 16% and 10%, respectively, of the Company's consolidated revenues from continuing operations.

On March 6, 1995, the Company signed a letter of intent to acquire all the remaining shares of FNOW, in a stock-for-stock merger transaction. Based on the exchange ratio set forth in the letter of intent, FNOW shareholders will receive .6588 shares of the Company's common stock in exchange for each share of FNOW. The transaction is subject to the completion of due diligence, the execution of a definitive agreement and other customary conditions and approvals, including approval by FNOW's shareholders.

(5)      CREDIT FACILITIES

On April 18, 1989, the Company issued to certain institutional investors Subordinated Notes in the aggregate principal amount of $30,000 and used net proceeds therefrom to reduce existing borrowings and for working capital purposes. Interest on the Subordinated Notes was payable quarterly at 13.25% per annum. On January 11, 1993 and February 24, 1993, the Company prepaid principal of $12,500 and $17,500, respectively, to retire the Subordinated Notes in full. Pursuant to terms outlined in the Subordinated Notes Agreement, the Company paid accrued interest and a prepayment premium totaling $4,454 in connection with the early repayment of the Subordinated Notes. The prepayment premium, together with unamortized deferred financing costs and loan discount are reflected as an extraordinary item, net of the related tax benefit, in the Consolidated Statement of Operations in fiscal 1992.

The Company and its subsidiaries have agreements with various lenders and other creditors to finance product purchases from vendors and for working capital requirements. Amounts outstanding for inventory financing are included in accounts payable on the Consolidated Balance Sheet. One such agreement with a finance company provides a total credit line of $170,000 for both inventory financing and general working capital requirements. Approximately, $106,800 and $23,200 were available under this credit line at January 28, 1995 and January 29, 1994, respectively. In connection with these arrangements, such creditors have a lien on all of the Company's assets at January 28, 1995. In addition, certain of these arrangements impose financial covenants relating to working capital, net worth, current ratio, liabilities to net worth and earnings.

(6)      LEASE OBLIGATIONS

The Company has noncancelable operating leases for offices, warehouse facilities, and equipment that expire over the next ten years. Most of the facilities' leases include renewal options and certain of the equipment leases have purchase options. Rent expense recorded for fiscal 1994, fiscal 1993 and fiscal 1992 amounted to $6,020, $3,836, and $3,947, respectively.

Future minimum lease payments under noncancelable operating leases are as follows:

            Fiscal Year         Amount
            -----------        --------
              1995             $ 6,258
              1996               5,056
              1997               4,450
              1998               4,122
              1999               4,122
           Thereafter           12,979

The Company is guarantor of certain real estate leases of BizMart. OfficeMax has indemnified the Company against potential losses which may result pursuant to such guarantees.

(7)  CAPITAL STOCK

On April 18, 1989, in connection with the issuance of the Subordinated Notes (See Note 5), the Company granted warrants for the purchase of 1,200,000 shares of common stock at an exercise price of $4.75 per share, exercisable until April 30, 1995, subject to adjustment under certain circumstances. The value of these warrants ($1,090) was credited to paid-in capital and was charged to interest expense over the term of the loan. Shares of the Company's common stock have been issued pursuant to the exercise of 120,000 warrants during fiscal 1993, 40,000 warrants during fiscal 1992 and the remaining 1,040,000 warrants prior to fiscal 1992.

The Board of Directors of the Company has authorized the repurchase of up to
13.6 million shares, in open-market transactions, of its common stock. As of January 28, 1995, the Company has repurchased approximately 8.3 million shares at a cost of approximately $105,677.

Stock Options
- - - -------------
The Company has a non-qualified stock option plan for employees and directors which permits the granting of options to purchase an aggregate of eight million shares of common stock to employees and directors of the Company. This plan is intended to provide an incentive for employees to maximize their efforts and enhance the success of the Company. Options are generally granted at option prices equivalent to fair market value on the date of grant. The options are generally exercisable commencing one year after the date of grant in five equal annual installments (unless otherwise provided in the grant) and expire six to ten years after the date of grant, subject to earlier termination and other rules relating to the cessation of employment.

Changes in stock options are summarized as follows:

                                         Number of       Option price
                                          shares       Range per share
                                        ----------     ---------------
  Balance outstanding February 1, 1992   4,956,400      $ 1.25-$15.50
    Granted                                450,000      $10.25-$24.25
    Exercised                             (278,860)     $ 1.25-$11.50
    Canceled                              (891,240)     $ 2.85-$24.25
                                        ----------

  Balance outstanding January 30, 1993   4,236,300      $ 1.56-$15.50
    Granted                              1,014,100      $15.00-$24.88
    Exercised                           (1,977,160)     $ 1.56-$15.50
    Canceled                              (666,300)     $ 5.81-$17.00
                                        ----------

  Balance outstanding January 29, 1994   2,606,940      $ 2.85-$24.88
    Granted                                945,300      $13.25-$24.00
    Exercised                             (208,070)     $ 2.85-$15.50
    Canceled                              (233,780)     $ 7.63-$24.00
                                         ---------
  Balance outstanding January 28, 1995   3,110,390      $ 5.75-$24.88
                                         =========

As of January 28, 1995, there were 972,858 options exercisable under the employee and director stock option plan at exercise prices ranging from $5.75 to $24.88 per share.

On February 25, 1995, the Board of Directors of the Company authorized the repricing of all outstanding options with exercise prices in excess of $13.25 per share to $13.25 per share. As of that date, 2,067,370 options were repriced, of which 345,158 were exercisable at January 28, 1995.

The Company also has a non-qualified stock option plan which permits the granting of options to purchase an aggregate of two million shares of common stock to franchisees of the Company. This plan is intended to reward franchisees' performance and commitment to the Company. Options are generally granted at option prices equivalent to fair market value on the date of grant. The options are generally exercisable commencing one year after the date of the grant in five equal annual installments. The options expire six years after the date of grant, subject to earlier termination and other rules relating to default under the terms of the franchise agreement. As of January 28, 1995, there were 141,635 options outstanding under this plan. Of this amount, 81,915 were exercisable at prices ranging from $5.81 to $14.75 per share.

The Company granted 200,000 options (100,000 each in May 1990 and May 1989) to an outside advisor to the Board of Directors of the Company with the same general terms and conditions as those in the non-qualified stock option plan for employees and directors. At January 28, 1995, 100,000 of these options were outstanding. In addition, 200,000 options were granted to an officer of BizMart in connection with the June 1991 acquisition, of which 50,000 were exercised on March 17, 1992 and 150,000 were exercised during fiscal 1993.

As of January 28, 1995, shares of common stock are reserved for issuance for the following purposes:
                                                          Shares

     Exercise of employee and director stock options    4,088,650
     Exercise of franchisee stock options               1,933,435
     Exercise of other stock options                      100,000
                                                        ---------
     Total                                              6,122,085
                                                        =========

In April 1995, the Company's Board of Directors adopted the 1995 Long-Term Incentive Plan, subject to shareholder approval at the Annual Shareholders' Meeting to be held on or about June 8, 1995, permitting the grant of stock, stock-related and performance-based awards to employees and directors of the Company. A total of 5 million shares of the Company's common stock have been reserved for grant under the 1995 Long-Term Incentive Plan.

8)  INCOME TAXES

The provision for income taxes consists of the following:

                           Current    Deferred     Total
                          ---------   --------    ---------
Fiscal 1994
  Federal                 $  19,011   $ (5,923)   $  13,088
  State                       1,109       (344)         765
                          ---------   --------    ---------
     Total                $  20,120   $ (6,267)   $  13,853
                          =========   ========    =========

Fiscal 1993
  Federal                $  24,900    $ (2,916)   $  21,984
  State                      2,803        (344)       2,459
                         ---------    --------    ---------
     Total               $  27,703    $ (3,260)   $  24,443
                         =========    ========    =========

Fiscal 1992
  Federal                $  12,891    $  3,191    $  16,082
  State                        813          14          827
                         ---------    --------    ---------
     Total               $  13,704    $  3,205    $  16,909
                         =========    ========    =========

Deferred income tax balances, and the deferred component of the provision for income taxes, relate to the following cumulative temporary differences:

                                       January 28,     January 29,
                                          1995            1994
                                      ------------    ------------

Inventory                             $      2,107    $      1,879
Accounts receivable reserves                   363             490
Acquisition and sale accruals                2,457           3,378
Employee benefits                              851             834
Depreciation                                   592             537
Litigation and related contingencies         3,266              --
Other accruals                               1,620             722
                                      ------------    ------------
  Deferred tax asset                  $     11,256    $      7,840
                                      ============    ============

Deferred gain on sale of CCD          $         --    $        989
Equity in earnings of affiliate                --            1,372
Other                                          --              429
                                      ------------    ------------
  Non-current deferred tax liability  $         --    $      2,790
                                      ============    ============

A reconciliation of the federal statutory income tax rate to the effective income tax rate is as follows:

                                   Fiscal   Fiscal    Fiscal
                                   1994     1993      1992
                                   -----     -----    -----
Federal statutory rate             35.0%     35.0%    34.0%
State income taxes,
   net of federal benefit           1.4       2.5      1.4
Amortization of intangibles         4.9       2.7      4.6
Basis difference from sale of CCD    --        --      4.6
Tax-exempt investment income       (2.0)     (2.1)      --
Other                               0.4       0.1     (0.5)
                                   -----     -----    -----
                                   39.7%     38.2%    44.1%
                                   =====     =====    =====


(9)  SUPPLEMENTAL CASH FLOW INFORMATION

The Company's non-cash investing and financing activities and cash payments for interest and income taxes were as follows:

                                       Fiscal       Fiscal      Fiscal
                                        1994         1993        1992
                                      --------    --------    --------
Details of acquisitions:
 Fair value of assets acquired        $ 39,501         --           --
 Liabilities assumed                       400         --           --

Details of other investing activities:
 Common stock and warrants received
  from sale of CCD                          --         --     $ 17,146

Details of other financing activities:
 Accrual for repurchase of
  common stock                              --         --        9,090
 Accrual of dividends declared           3,119   $  2,809           --

Cash paid during the year for:
 Interest                                1,518        767       10,099
 Income taxes                           19,865     22,833       11,559

(10)  MAJOR SUPPLIERS

The Company has authorized dealership or distributorship agreements with various manufacturers. Products from certain of these manufacturers comprised the following percentages of the Company's revenues during fiscal 1994, fiscal 1993 and fiscal 1992:

                                    Fiscal    Fiscal   Fiscal
                                     1994      1993     1992
                                   -------   -------   -------
     IBM Corp.                       15%       15%      18%
     Compaq Computer Corp.           25%       25%      18%
     Apple Computer, Inc.            12%       18%      22%
     Hewlett-Packard Company         24%       22%      20%

(11)  EMPLOYEE BENEFIT PLAN

The Company has a 401(K) Tax Deferred Savings Plan (the "Plan") permitting eligible employees to defer a portion of their total compensation through contributions to the Plan. Until February 1992, the Company matched $0.50 for each dollar contributed by participants subject to certain limitations. Employer matching contributions were temporarily suspended during fiscal 1992 and were reinstated on February 1, 1993. The Company's contributions under the Plan for fiscal 1994, fiscal 1993 and fiscal 1992 were $426, $313 and $162, respectively.

(12)  COMMITMENTS

The Company and its subsidiaries have arrangements with five finance companies which provide inventory financing facilities for its Network. The Company monitors the financial stability of the finance companies and requires payment within two days of product shipment. If these arrangements are terminated, the Company would have to develop alternative financing arrangements. In conjunction with these arrangements, the Company has inventory repurchase agreements with the finance companies that would require it to repurchase certain inventory which might be repossessed from the Network by the finance companies. To date, such repurchases have been insignificant.

On October 22, 1993, the Company executed a $20 million guarantee to an inventory finance company on behalf of FNOW, which remained outstanding at January 28, 1995.

(13)  CONTINGENCIES

In December 1994, several purported class action lawsuits were filed in the United States District Court for the Eastern District of Pennsylvania (Civil Action Nos. 94-3753, 94-CV-7410, 94-CV-7388, and 94-CV-7405) against the
Company and certain directors and officers; these lawsuits have been consolidated with a class action lawsuit filed several years ago against the Company, certain directors and officers, and the Company's auditors (who are not named in the most recent complaint) in the United States District Court for the Eastern District of Pennsylvania (Civil Action No. 92-CV-1905). A purported derivative lawsuit was also filed in December 1994 in the Court of Common Pleas of Philadelphia County (No. 803) against the Company and certain of its directors and officers. These lawsuits allege violations of certain disclosure and related provisions of the federal securities laws and breach of fiduciary duties, including allegations relating to the Company's practices regarding vendor marketing funds, and seek damages in unspecified amounts as well as other monetary and equitable relief. In addition, the Company has been contacted by the Philadelphia office of the Securities and Exchange Commission regarding a preliminary, informal inquiry. The Company believes that all such allegations and lawsuits are without merit and intends to defend against them vigorously. While management of the Company, based on its investigation of these matters and consultations with counsel, believes resolution of these matters will not have a material adverse effect on the Company's financial position, the ultimate outcome of these matters cannot presently be determined.

In addition the Company is involved in various litigation and arbitration matters in the ordinary course of business. The Company believes that it has meritorious defenses in and is vigorously defending against all such matters.

During fiscal 1994, based in part on the advice of legal counsel, the Company established a reserve of $9 million in respect of all litigation and arbitration matters. Although the aggregate amount of the claims may exceed the amount of the reserve, management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations in any subsequent period.

(14)  QUARTERLY FINANCIAL DATA (unaudited)

Selected quarterly financial data for fiscal 1994 and fiscal 1993, is as follows:


                               First      Second       Third      Fourth       Fiscal
       Fiscal 1994            Quarter     Quarter     Quarter     Quarter       Year
- - - --------------------------   ---------   ---------   ---------   ---------   ----------
Revenues                     $ 762,314   $ 793,274   $ 831,122   $ 821,373   $3,208,083
Gross profit                    35,467      37,974      25,314      33,986      132,741
Net income (loss)               12,793       2,695      (3,020)     (4,408)       8,060

Earnings (loss) per share       $ 0.36      $ 0.08      $(0.09)     $(0.14)      $ 0.23


       Fiscal 1993
- - - ------------------------
Revenues                     $ 616,948   $ 613,245   $ 675,902   $ 740,007   $2,646,102
Gross profit                    25,785      26,809      30,156      34,110      116,860
Loss from discontinued
 operation                      (2,468)         --          --          --       (2,468)
Sale of BizMart                  6,298          --          --      (2,022)       4,276
Net income                      12,151       9,194      10,851      10,729       42,925

Earnings (loss) per share:
 Continuing operations          $ 0.23      $ 0.26      $ 0.30      $ 0.35       $ 1.13
 Discontinued operation          (0.07)         --          --          --        (0.07)
 Sale of BizMart                  0.17          --          --       (0.05)        0.12
                             ---------   ---------   ---------   ---------   ----------
 Net income                     $ 0.33      $ 0.26      $ 0.30      $ 0.30       $ 1.18
                             =========   =========   =========   =========   ==========

The sum of the quarterly net earnings per share amounts does not equal the annual amount reported, as per share amounts are computed independently for each quarter and for the full year based on respective weighted average common shares and share equivalents outstanding.

               Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

            None.

                                      PART III

               Item 10.  DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

        The information contained in the sections titled "Election of Directors" in the Proxy Statement for the Annual Shareholders' Meeting to be held on or about June 8, 1995 (the "Proxy Statement"), with respect to directors of the Company, and the information contained in the section titled "Item 1. Business -Executive Officers of the Company" in Part I of this Form 10-K, with respect to executive officers of the Company, are incorporated herein by reference in response to this item.


                      Item 11.  EXECUTIVE COMPENSATION

        The information contained in the section titled "Executive Compensation" in the Proxy Statement (other than the portion thereof contained under the headings "Stock Performance Chart" and "Compensation and Stock Option
Committee Report on Executive Compensation"), with respect to executive compensation and the information contained in the section titled "Director Compensation" in the Proxy Statement with respect to Director compensation are incorporated herein by reference in response to this item.


    Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The information contained in the section titled "Principal Shareholders and Holdings of Officers and Directors" in the Proxy Statement, with respect to security ownership of certain beneficial owners and management, is incorporated herein by reference in response to this item.


           Item 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The information contained in the section titled "Certain Relationships and Related Transactions" in the Proxy Statement, with respect to certain relationships and related transactions, is incorporated herein by reference in response to this item.

                                  PART IV


  Item 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a)      The following documents are filed as part of this report :

     (1)  Financial statements:

          Report of Independent Accountants

          Consolidated Balance Sheet, January 28, 1995
          and January 29, 1994

          Consolidated Statement of Operations, Years ended January 28, 1995, January 29, 1994 and January 30, 1993

          Consolidated Statement of Shareholders'
          Equity, Years ended January 28, 1995,
          January 29, 1994 and January 30, 1993

          Consolidated Statement of Cash Flows,
          Years ended January 28, 1995, January 29, 1994
          and January 30, 1993

          Notes to Consolidated Financial Statements

     (2)  Financial Statement Schedules:

          Schedule VIII - Valuation and Qualifying Accounts and Reserves


All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(a)  (3)   Exhibits:

     * 3.1     Articles of Incorporation of the Company, as amended.
(Exhibit 3.1 of the Company's Registration Statement No. 33-14436 filed on May 20, 1987 [the "1987 Registration Statement"].)

     * 3.2     Amendment to the Articles of Incorporation of the Company
effective June 22, 1987. (Exhibit 3.2 to the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1987 [the "1987 Form 10-K"].)

     * 3.3     By-Laws of the Company.  (Exhibit 3.3 to the 1987
Registration Statement.)

     * 3.4     Specimen Certificate of Common Stock, $.01 par value.
(Exhibit 3.4 to the 1987 Registration  Statement.)

     * 3.5     Amendments to By-Laws of the Company effective June 2, 1987.
(Exhibit 3.5 to the 1987 Form 10-K.)

     * 3.6     Amendments to By-Laws of the Company effective March 28, 1990.
(Exhibit 3.6 to the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 1990 [the "1990 Form 10-K"].)

     * 3.7     Amendments to By-Laws of the Company effective July 4, 1990.
(Exhibit 3.7 to the 1990 Form 10-K.)

     * 3.8     Articles of Amendment to the Articles of Incorporation of the
Company filed on April 9, 1990.  (Exhibit 3.8 to the 1990 Form 10-K.)

     *10.1     Amended and Restated Non-Qualified Stock Option Plan for
Employees and Directors.  (Exhibit 10.1 to the 1990 Form 10-K.) **

     *10.2     Amended and Restated Non-Qualified Stock Option Plan for
Franchisees.   (Exhibit 10.2 to the 1990 Form 10-K.)

     *10.3     IBM Personal Computer Agreement between the Company and IBM, as amended.  (Exhibit 10.5 to the 1987 Registration Statement.)

     *10.4     COMPAQ Computer Corporation United States Central Purchase
Agreement among the Company, TCBC and COMPAQ. (Exhibit 10.5 to the Company's Registration Statement No. 33-27573 filed on March 16, 1989 [the "1989 Registration Statement"].)

     *10.5     Lease Agreement dated January 20, 1989 between the Company and
Hankin/Crow Associates.  (Exhibit 10.13 to the 1989 Registration Statement.)

     *10.6     IBM Personal Computer Agreement between Entre and IBM.
(Exhibit 10.14 to the 1989 Registration Statement.)

     *10.7     COMPAQ Computer Corporation Central Purchase Agreement between
Entre and COMPAQ.  (Exhibit 10.15 to the 1989 Registration Statement.)

     *10.8     IBM Personal Computer Agreement between CPA and IBM.  (Exhibit
10.24 to the 1989 Registration Statement.)

     *10.9     Dealer Sales Agreement between CPA and Apple.  (Exhibit 10.25 to the 1989 Registration Statement.)

     *10.10     Addendum to Dealer Sales Agreement between CPA and IBM (and related documents).  (Exhibit 10.29 to the 1989 Registration Statement.)

     *10.11     Agreement dated July 20, 1990 between the Company and Sun
Microsystems, Inc. (Exhibit 10.33 to the 1990 Form 10-K.)

     *10.12     Agreement and Plan of Merger dated as of May 10, 1991 among the Company, IEI Acquisition Corp. ("IEI") and BizMart. (Exhibit (c)(1) to the Company's Schedule 14D-1 filed with the SEC on May 17, 1991 [the "1991
Schedule 14D-1"].)

     *10.13     Stock Purchase Agreement between Intelligent Electronics,
Inc. and OfficeMax, Inc. dated December 3, 1992. (Exhibit 2 to the Company's Quarterly Report on Form 10-Q for the Quarter ended October 31, 1992.)

     *10.14     Amendment to Addendum to Agreement for Wholesale Financing
(Security Agreement) and Addendum to Addendum to Agreement for Wholesale Financing - Flexible Payment Plan dated January 25, 1994. (Exhibit 10.32 to the Company's Annual Report on Form 10-K for the year ended January 29, 1994.)

     *10.15     Richard D. Sanford Deferred Compensation Agreement. (Exhibit
10.33 to the Company's Quarterly Report on Form 10-Q for the Quarter ended July 30, 1994.) **

      10.16 Lease Agreement between Harbin Group, L.P. and the Company dated May 17, 1994.

      10.17 Lease Agreement between Quebec Court Joint Venture No. 2 and the Company dated June 3, 1995.

      10.18 Addendum to Addendum to Agreement for Wholesale Financing (Security Agreement) and Addendum to Addendum to Agreement for Wholesale Financing - Flexible Payment Plan dated January 26, 1995.

      10.19 Financial Statements for The Future Now, Inc. for the year ended December 31, 1994.

      11        Statement re: computation of per share earnings.

      21        Subsidiaries of the Company.

      23        Consent of Price Waterhouse LLP.

      23.1      Consent of KPMG Peat Marwick LLP.

(b)  Reports filed on Form 8-K during last fiscal quarter of 1994.

     The Company filed a Current Report on Form 8-K dated January 5, 1995, relating to the acquisition of certain assets of branch locations in five major-metropolitan cities from The Future Now, Inc.
__________________________________________
*  Incorporated by reference

** Management contract or compensatory plan or arrangement

                     INTELLIGENT ELECTRONICS, INC. and Subsidiaries

                     Valuation and Qualifying Accounts and Reserves                                Schedule VIII

            Years ended January 30, 1993, January 29, 1994 and January 28, 1995

                                                                Additions
                                                        -------------------------
                                         Balance at     Charged to     Charged to                     Balance at
                                         beginning      costs and        other         Deductions/       end
Description                              of period       expenses       accounts       write-offs     of period
- - - --------------------------------         -----------    ----------     ----------     ------------    ----------
Allowance for doubtful accounts:
   Year ended January 30, 1993            $602,000       $381,000          --          ($750,000)      $233,000
                                          ==========     ==========     ==========     ============    ==========

   Year ended January 29, 1994            $233,000        $375,000          --         ($210,000)      $398,000
                                          ==========     ==========     ==========     ============    ==========

   Year ended January 28, 1995            $398,000        $336,000          --         ($436,000)      $298,000
                                          ==========     ==========     ==========     ============    ==========

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         INTELLIGENT ELECTRONICS, INC.

Date:  April 20, 1995                    /s/Richard D. Sanford
                                         --------------------------------
                                         Richard D. Sanford, Chief
                                         Executive Officer and
                                         Chairman of the Board

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date:  April 20, 1995                    /s/ Richard D. Sanford
                                         -----------------------------------
                                         Richard D. Sanford, Chief Executive
                                         Officer and Chairman of the Board

Date:  April 20, 1995                    /s/ Gregory A. Pratt
                                         -----------------------------------
                                         Gregory A. Pratt, President
                                         Chief Operating Officer

Date:  April 20, 1995                    /s/ Edward A. Meltzer
                                         -----------------------------------
                                         Edward A. Meltzer, Chief Financial
                                         Officer, Vice President, Principal
                                         Accounting Officer

Date:  April 20, 1995                    /s/ Arnold S. Hoffman
                                         -----------------------------------
                                         Arnold S. Hoffman, Director

Date:  April 20, 1995                    /s/ William L. Rulon-Miller
                                         -----------------------------------
                                         William L. Rulon-Miller, Director

Date:  April 20, 1995                    /s/ Barry M. Abelson
                                         -----------------------------------
                                         Barry M. Abelson, Director

Date:  April 20, 1995                    /s/ Roger J. Fritz
                                         -----------------------------------
                                         Roger J. Fritz, Director

Date:  April 20, 1995                    /s/ Robert P. May
                                         -----------------------------------
                                         Robert P. May, Director

Date:  April 20, 1995                    /s/ James M. Ciccarelli
                                         -----------------------------------
                                         James M. Ciccarelli, Director

Date:  April 20, 1995                    /s/ Alex A.C. Wilson
                                         -----------------------------------
                                         Alex A.C. Wilson, Director